FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 29, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

WBD Foods OJSC reports the approval of the following interested party transactions at the meeting of the Board of Directors of WBD Foods OJSC, the resolutions of the meeting being adopted by remote voting (by poll):

1)                            ISSA Experimental Association OOO will transfer to WBD Foods OJSC all rights in the Russian Federation to 24 trademark registration applications in respect of all goods and services specified in the applications, and WBD Foods OJSC will pay compensation to ISSA Experimental Association OOO in the amount of 177,216 rubles 00 kopecks;

2)                            ISSA Experimental Association OOO will transfer to WBD Foods OJSC all rights to the following international applications for trademark registration in respect of all countries, goods, and services specified in the applications: Nos. 695040, 695113, 695171, 696609, 701920, 702989, 704659, 748082, 763867, 768825, and 770680, and WBD Foods OJSC will pay compensation to ISSA Experimental Association OOO in the amount of 1,029,468 rubles 00 kopecks;

3)                            ISSA Experimental Association OOO will transfer to WBD Foods OJSC all rights in the Russian Federation to the trademarks contemplated by certificates Nos. 199639, 200070, and 204570 in respect of all goods and services specified in the certificates, and WBD Foods OJSC will pay compensation to ISSA Experimental Association OOO in the amount of 38,000 rubles 00 kopecks;

4)                            ISSA Experimental Association OOO will transfer to WBD Foods OJSC all rights in the Russian Federation to the trademarks contemplated by certificates Nos. 203060, 203362, 204073, and 206905 in respect of all goods and services specified in the certificates, and WBD Foods OJSC will pay compensation to ISSA Experimental Association OOO in the amount of 45,462 rubles 00 kopecks;

5)                            ISSA Experimental Association OOO will transfer to WBD Foods OJSC all rights in the Russian Federation to the trademarks contemplated by certificates Nos. 204652, 204653, and 204654 in respect of all goods and services specified in the certificates, and WBD Foods OJSC will pay compensation to ISSA Experimental Association OOO in the amount of 192,900 rubles 00 kopecks;

6)                            WBD Foods OJSC (the licensor) will grant to Timashevsk Dairy Plant OJSC (the licensee) an exclusive license to use the trademarks contemplated by certificates Nos. 181323, 187863, and 195913 in respect of all goods and services specified in the certificates, in the territory of the Russian Federation, for the entire effective term of the license agreement, and Timashevsk Dairy Plant OJSC will pay a license fee to WBD Foods OJSC for use of the trademarks in the form of monthly payments in an amount equivalent to 600 U.S. dollars.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:       October 29, 2002